

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2024

Frank S. Renda
Chief Executive Officer
Southland Holdings, Inc.
1100 Kubota Drive
Grapevine, TX 76051

> **Re: Southland Holdings, Inc.**
> **Post-Effective Amendment No. 1 to**
> **Registration Statement on Form S-1 on Form S-3**
> **Filed March 15, 2024**
> **File No. 333-271057**

Dear Frank S. Renda:

We have reviewed your post-effective amendment and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form POS AM filed March 15, 2024

General

1. Please provide your analysis as to how you determined you are eligible to conduct your offering of the common stock to be issued upon exercise of the warrants on Form S-3. To the extent you are relying on General Instruction I.B.4 to use Form S-3, please tell us how you have met the informational requirements to warrant holders required by General Instruction I.B.4(b) and (c).

2. We note that this post-effective amendment appears to be adding to the registration statement 138,544 shares of Common Stock that may be resold by the Chief Financial Officer. To the extent this increase in the number of shares represents the registration of transactions in shares not covered by the registration statement when it was initially declared effective, explain why you believe you can include additional shares by means of a post-effective amendment. Refer to Securities Act Rule 413. For additional guidance,

       see Question 210.01 of Securities Act Rules Compliance and Disclosure Interpretations, available on our public website.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: William R. Rohrlich, II